Exhibit 12

NATIONWIDE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Statement Regarding Computation of Earnings to Fixed Charges

(in millions)

	Years ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before federal income tax expense	$800.4	$799.3	$780.4	$700.5	$542.6
Fixed charges	1,462.8	1,484.6	1,510.2	1,430.7	1,463.4

	$2,263.2	$2,283.9	$2,290.6	$2,131.2	$2,006.0

Fixed Charges:
Interest credited to policyholder account balances	$1,342.0	$1,381.5	$1,380.9	$1,328.3	$1,367.6
Interest on debt	110.6	103.1	107.6	102.4	95.8
Debt extinguishment costs	10.2		21.7	—	—

	$1,462.8	$1,484.6	$1,510.2	$1,430.7	$1,463.4

Ratio of earnings to fixed charges	1.5	1.5	1.5	1.5	1.4

Ratio of earnings to fixed charges, excluding interest credited to policyholder account balances	7.6	8.8	7.0	7.8	6.7